FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
August 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Chief Executive Officer

Date:	August 27, 2008

Exhibit 99.1
China Nepstar Chain Drugstore Reports Net Income Growth of 88.4%
for Second Quarter 2008
Shenzhen, China, August 27, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the quarter ended June 30, 2008.
Financial Highlights
For the quarter ended June 30, 2008:
▪	Revenue rose by 21.5% to RMB585 million (US$85 million) compared to the same period in 2007

▪	Gross margin reached to 48.3%, compared to 42.6% for the same period in 2007

▪	Net income increased by 88.4% to RMB56 million (US$8 million) compared to the same period in 2007
“In the second quarter of 2008, we continued to grow our store network, revenue and net income in a challenging operating environment. We also initiated a training program to increase the knowledge of our store staff about nutritional products. We believe such training can enhance our customers’ overall shopping experience, and has the potential to increase customers’ average purchase value per store visit, build strong customer loyalty and maximize repeat customer visits. We intend to expand the training program to cover other non-pharmaceutical products,” commented Mr. Jiannong Qian, Chief Executive Officer of Nepstar.
Second Quarter Results
Revenue for the second quarter 2008 was RMB585 million (US$85 million), representing an increase of 21.5% compared to RMB481 million for the same period in 2007.
For the second quarter 2008, revenue contribution from prescription drugs was 22.1%, over-the-counter, or OTC, drugs was 34.5%, nutritional supplements was 20.0%, traditional Chinese herbal products was 2.9% and other products was 20.5%.
Same store sales (for stores opened before December 31, 2006) for the second quarter of 2008 decreased by 1.3% from the second quarter in 2007. This decrease was mainly due to the impact of a severe earthquake in May 2008 and heavy rain storms in Southern China in June 2008. Same store sales were calculated based on 1,405 stores opened as of December 31, 2006.

Gross profit in the second quarter 2008 was RMB283 million (US$41 million), an increase of 38.0% from RMB205 million for the same period in 2007. Gross margin for the second quarter of 2008 increased to 48.3% from 42.6% for the same period in 2007. The increase in gross margin was driven largely by changes in product mix, including increased contributions from private label products and centrally procured merchandise. However, gross margin increased only slightly from the first quarter to the second quarter of 2008, primarily due to the higher inflation in China resulting in procurement costs, particularly for regionally procured products.
Sales, marketing and other operating expenses as a percentage of revenue for the second quarter of 2008 increased to 36.7% from 29.7% for the same period in 2007, primarily due to increased salary and rental costs, which in turn were primarily due to the overall higher inflation rate in China. The high expense ratio was also partially due to an increase in the proportion of newly opened stores in the Company’s store base, which, compared to mature stores, generally generate lower revenue but incur similar or higher rental and labor costs. General and administrative expenses as a percentage of revenue for the second quarter of 2008 increased to 4.3% compared to 4.1% for the same period in 2007, primarily due to additional administrative and compliance costs related to being a publicly listed company.
As the result of the above, operating income for second quarter of 2008 increased 1.7% to RMB43 million (US$6 million) compared to RMB42 million for the same period in 2007.
The Company’s effective tax rate was 20.2% for second quarter of 2008, compared to the effective tax rate of 25.4% in the same period of 2007. This was primarily due to a decrease in this quarter of the deferred tax asset valuation allowance.
Net income in the second quarter of 2008 increased 88.4% to RMB56 million (US$8 million), or RMB0.26 (US$0.04) basic earnings per share, or RMB0.52 (US$0.08) basic earnings per American depositary share (ADS), and RMB0.26 (US$0.04) diluted earnings per share, or RMB0.52 (US$0.08) diluted earnings per ADS. This compares to net income of RMB30 million, or RMB0.15 basic earnings per share, and RMB0.15 diluted earnings per share for the same quarter in 2007. The weighted average number of ordinary shares used to calculate basic earnings per ordinary share for the second quarter of 2008 were 216 million. One ADS represents two ordinary shares.
As of June 30, 2008, the Company’s total cash was RMB1,349 million (US$197 million), held-to-maturity investment securities in total were RMB 1,215 million (US$177 million) and total shareholders’ equity was RMB2,990 million (US$436 million).
Operating Highlights
During the second quarter of 2008, the Company opened 244 new stores and closed 10 stores. As of June 30, 2008, Nepstar had a total of 2,483 stores in operation.
Nepstar’s portfolio of private label products included 1,345 products as of June 30, 2008. Sales of private label products represented approximately 23.0% of revenue and 35.2% of gross profit of the Company for the second quarter of 2008.
In April 2008, China Nepstar was awarded “Best Drugstore Chain of 2007 in China” by China Drugstore Magazine, a leading trade publication in the Drugstore industry in China. China Drugstore Magazine has more than 100,000 industry subscribers and has ranked China’s drugstore chains for the past eight years.

In May 2008, the Company entered into two procurement agreements with two related party pharmaceutical wholesalers, under which Nepstar agreed to make an aggregate of RMB137 million prepayments, in exchange for 8% to 10% of rebate of procurement value on more than 100 types of national branded products procured from the two companies from June 2008 to December 2008. RMB32 million worth of products has since been delivered to Nepstar pursuant to these agreements.
In early August, the Company entered into a definitive acquisition agreement with Qingdao Kangjie Chain Drugstore Co. Ltd. (“Kangjie”) to acquire all of Kangjie’s 42 drugstores in Qingdao, Shangdong Province for an aggregate cash consideration of RMB16.8 million (US$2.5 million). This acquisition will bring the total number of China Nepstar drugstores in Qingdao to over 80 by the end of August, when the transaction is expected to close. Kangjie Chain Drugstore was the second largest drugstore chain in Qingdao based on the number of directly operated drugstores in 2007 with sales revenue of approximately RMB27 million in 2007. All of the 42 Kangjie stores are designated national healthcare insurance reimbursement stores. Qingdao is one of China’s largest sea ports with a population of 7.6 million.
Business Outlook
For the third quarter of 2008, Nepstar’s targeted revenue is expected to be between approximately RMB550 million and RMB570 million. Targeted net income is expected to be between approximately RMB34 million and RMB36 million. This outlook is based on the assumption that approximately 100 new stores will be added in the third quarter of 2008.
“2008 is a challenging year for the entire drugstore sector in China due to higher operating costs resulted from an inflationary operating environment, the occurrence of a number of natural disasters, including the severe earthquake in May 2008 and heavy rain storms in Southern China in June 2008, as well as the enforcement of the PRC regulation restricting drugstores from selling products with steroid ingredients. We have decided to adjust our growth strategy to devote additional resources to improving the productivity of our existing stores,” noted Dr. Simin Zhang, Chairman of Nepstar. “We are confident that we can leverage our financial resources, economies of scale and operational expertise to grow our business effectively. As a market leader in the drugstore sector in China, we are presented with a great opportunity to continue to pursue good acquisition targets with attractive valuations.” Dr. Zhang continued.
Based on its first six months performance and the Company’s current views with respect to operating and market conditions, which are subject to change, the Company has adjusted its targeted revenue for fiscal 2008 to be in the range between approximately RMB2.2 billion and RMB2.3 billion, and targeted net income to be in the range between approximately RMB190 million and RMB210 million. Total new stores including organic new store openings and acquisitions in 2008 are expected to be 650.
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Wednesday, August 27, 2008 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at www.nepstar.cn.

A replay of the call will be available starting on August 27, 2008, at 11:00 a.m. Eastern Daylight Time / 11:00 p.m. Beijing Time through September 3, 2008 at 11:59 p.m. Eastern Daylight Time or September 4, 2008 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 293267.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2008, the Company had 2,483 stores across 73 cities, one headquarters distribution center and 11 regional distribution centers in China. China Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. China Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for the second quarter of 2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8591 on June 30, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2008, or at any other certain date. The percentages stated are calculated based on RMB.
Contacts

In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
# # #
Tables Follow

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND AS OF JUNE 30, 2008
(Amounts in thousands, except share data)

	As of	As of	As of
	December 31,	June 30,	June 30,
	2007	2008	2008
	RMB	RMB	USD
ASSETS
Current assets:
Cash	2,168,911	1,349,325	196,720
Held-to-maturity investment securities	600,000	815,000	118,820
Accounts receivable, net of allowance for doubtful accounts	54,753	69,001	10,060
Prepayments for purchase of merchandise paid to related parties	4,452	126,971	18,511
Amounts due from related parties	1,408	3,200	467
Prepaid expenses, deposits and other current assets	107,229	173,034	25,227
Inventories	285,307	326,164	47,552
Deferred income taxes	2,991	2,079	303

Total current assets	3,225,051	2,864,774	417,660
Held-to-maturity investment securities	—	400,000	58,317
Property and equipment, net	172,171	214,947	31,337
Deposits for purchases of properties paid to related parties	2,125	2,100	306
Rental deposits	22,167	24,589	3,585
Equity investments	12,638	12,638	1,842
Intangible assets, net	3,135	2,376	347
Goodwill	—	12,089	1,763
Deferred income taxes	1,254	14,586	2,127

TOTAL ASSETS	3,438,541	3,548,099	517,284

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	233,425	232,701	33,926
Amounts due to related parties	50,544	65,570	9,560
Accrued expenses and other payables	142,505	140,575	20,494
Income tax payable	37,958	48,361	7,051
Dividend payable	—	27,904	4,068

Total current liabilities	464,432	515,111	75,099
Deferred income	—	15,910	2,320
Deferred income taxes	—	5,415	789

Total liabilities	464,432	536,436	78,208

Minority interests	18,964	21,764	3,173

Shareholders’ equity

Share capital — ordinary shares USD 0.0001 par value: 240,000,000 shares authorized; 213,077,944 shares issued and outstanding as of December 31, 2007; 216,123,400 shares issued and outstanding as of June 30, 2008	168	170	25
Additional paid-in capital	2,921,521	2,936,703	428,147
Accumulated other comprehensive loss	(37,957)	(38,837)	(5,662)
Retained earnings	71,413	91,863	13,393

Total shareholders’ equity	2,955,145	2,989,899	435,903

Commitments and contingencies

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	3,438,541	3,548,099	517,284

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in thousands, except per share data)

	Three-month period ended June 30,
	2007	2008	2008
	RMB	RMB	USD

Revenue	481,421	585,146	85,309
Cost of goods sold	(276,382)	(302,274)	(44,069)

Gross profit	205,039	282,872	41,240
Sales, marketing and other operating expenses	(143,130)	(214,623)	(31,290)
General and administrative expenses	(19,823)	(25,441)	(3,709)

Income from operations	42,086	42,808	6,241

Interest income	262	29,358	4,280
Interest expense	(49)	—	—
Dividend income from cost method investments	212	150	22
Gain on disposal of a subsidiary	—	113	16

Income before income tax expense and minority interests	42,511	72,429	10,559
Income tax expense	(10,786)	(14,639)	(2,134)

Income before minority interests	31,725	57,790	8,425
Minority interests	(1,977)	(1,731)	(252)

Net income	29,748	56,059	8,173

Accretion to Series A redeemable convertible preferred shares redemption value	(4,332)	—	—

Net income attributable to ordinary shareholders	25,416	56,059	8,173

Net income per ordinary share:

Basic	0.15	0.26	0.04

Diluted	0.15	0.26	0.04

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008
(Amounts in thousands)

	Three-month period ended June 30
	2007	2008	2008
	RMB	RMB	USD
Cash flows provided by/(used in) operating activities	22,217	(105,143)	(15,329)
Cash flows (used in)/provided by investing activities	(12,395)	164,069	23,920
Cash flows used in financing activities	(967)	(47,963)	(6,993)